J. STEPHEN MILLS Attorney at Law
PO Box 281077 Nashville, TN 37228 315 Deadrick Street Nashville, TN 37203 615-476-1151 Steve@SteveMillslaw.com

February 20, 2023

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, DC 20549

Dear Sir or Madam:

We are submitting this letter on behalf of Universal Systems, Inc. (“UVSS” or “the Company”) in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter on February 14, 2023, relating to the Company’s Registration Statement filed on August 18,2022 and amended on September 12,2022, November 30, 2022 an on January 30,2023 with the file number 024-11969. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter. We are including as an attachment to this letter a copy of the Registration Statement that has been marked to show changes from the Registration Statement as originally filed.

Amendment No. 3 to Offering Statement on Form 1-A filed January 30, 2023.

Part III-Exhibits, page 57

1. We note your revised disclosure on page 1 that each unit being offered comprises eight shares of common stock of your company. However, the revised legal opinion filed as exhibit 12.1 opines on units that consist of "three (3) shares of our common stock, $.001 par value, and three warrants exercisable at $.02 per warrant shares of common stock, par value $0.001 per share." Please revise your offering statement or have counsel revise the opinion accordingly to ensure consistency between the securities offered and the securities covered by your filed legal opinion.

Current Version

We have acted as counsel to Universal Systems, Inc., a Washington corporation (the “Company”) in connection with the Company’s Regulation A Offering Statement on Form 1-A (the “Offering Statement”) to be filed with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the proposed issuance of 100,000,000 units of at a price of $.015 per unit with each unit consisting of three (3) shares of our common stock, $.001 par value, and three warrants exercisable at $.02 per warrant shares of common stock, par value $0.001 per share (the “Shares”) of the Company.

Amended Version:

We have acted as counsel to Universal Systems, Inc., a Washington corporation (the “Company”) in connection with the Company’s Regulation A Offering Statement on Form 1-A (the “Offering Statement”) to be filed with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the proposed issuance of 30,000,000 units of at a price of $.015 per unit with each unit consisting of eight (8) shares of our common stock.

General

2. We note your revised disclosure that your "purpose is to create, develop, and produce a library of films, videos, and music productions." The offering statement continues to refer to investment activity though in other instances. Please revise to clarify that you will not be engaged in the business of investing, if true, throughout the offering statement. In this regard, we note your risk factor disclosure on page 19 that "this is a blind pool offering," that investors "will not have the opportunity to evaluate [y]our investments before [you] make them," and that you "may change [y]our targeted investments and investment guidelines." We also note your sub-heading on page 21 entitled "Risks Related to Our Investments" and the reference to your "overall investment portfolio" on page 33 and your "investment objectives" on page 41.

Current Version

Because this is a blind pool offering, you will not have the opportunity to evaluate our investments before we make them, which makes your investment more speculative.

Because we have not yet acquired or identified any new productions that we may make, other than the film “The Man in the White Van”, we are not able to provide you with any information to assist you in evaluating the merits of any specific productions that we may make, except for productions that may be described in supplements to this offering circular. We will seek to use all the offering proceeds available for a production, after the payment of fees and expenses, in entertainment equity, loans, debt securities and other entertainment -related assets. However, because you will be unable to evaluate the economic merit of assets before we produce them, you will have to rely entirely on the ability of our management to select suitable and successful production opportunities. These factors increase the risk that your investment may not generate returns comparable to our competitors.

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Amended Version

Investors will have to rely entirely on the ability of our management to select suitable and successful production opportunitieswhich makes your investment more speculative.

Because we have not yet acquired or identified any new productions that we may make, other than the film “The Man in the White Van”, we are not able to provide you with any information to assist you in evaluating the merits of any specific productions that we may make, except for productions that may be described in supplements to this offering circular. We will seek to use all the offering proceeds available for a production, after the payment of fees and expenses. However, because you will be unable to evaluate the economic merit of new productions before we produce them, you will have to rely entirely on the ability of our management to select suitable and successful production opportunities. These factors increase the risk that your investment may not generate returns comparable to our competitors.

Current Version

Page 19:

We may change our targeted investments and investment guidelines without shareholder consent.

Our management may change our targeted production guidelines at any time without the consent of our shareholders, which could result in our making productions that are different from, and riskier than, the productions described in this offering circular. A change in our targeted productions or cost guidelines may increase our exposure to interest rate risk, default risk and entertainment market fluctuations, all of which could adversely affect the value of our common shares.

Amended Version

Our management may change our targeted production guidelines at any time without the consent of our shareholders.

Our management may change our targeted production guidelines at any time without the consent of our shareholders, which could result in our making productions that are different from, and riskier than, the productions described in this offering circular. A change in our targeted productions or cost guidelines may increase our exposure to audience acceptance, negative reviews, less than favorable theatrical release dates, distributor acceptance, and entertainment market fluctuations, all of which could adversely affect the financial success of the production.

Current Version

Risks Related to Our Investments

Entertainment and tax credit loans for our productions could be subject to delinquency, foreclosure and loss, which could result in losses to us.

The entertainment and tax credit loans are secured by state tax credit rebates and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by state tax rebate or credit typically is dependent primarily upon the successful operation of such entertainment production rather than upon the existence of independent income or assets of the borrower. If the state tax rebates or credit is reduced or discontinued, the borrower’s ability to repay the loan may be impaired and can be affected by, among other things: changes in laws that increase production expenses or limit tax reimbursement that may be awarded, changes in national, regional or local economic conditions and/or specific entertainment industry segments, declines in regional or local real estate values, and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances.

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In the event of any default under an entertainment and tax credit loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the loan, which could have a material adverse effect on our cash flow from operations. We expect that many of the entertainment and tax credit loans that we originate will be fully or substantially non-recourse. In the event of a default by a borrower on a non- recourse loan, we will only have recourse to the underlying asset (including any escrowed funds and reserves) collateralizing the loan. If a borrower defaults on one of our entertainment and tax credit loans and the underlying asset collateralizing the entertainment and tax credit loan is insufficient to satisfy the outstanding balance of the entertainment and tax credit loan, we may suffer a loss of principal or interest. In addition, even if we have recourse to a borrower’s assets, we may not have full recourse to such assets in the event of a borrower bankruptcy.

Amended Version

Risks Related to Our Productions

Entertainment and tax credit loans for our productions could be subject to reduction or discontinuance, changes in laws that increase production expenses or limit tax reimbursement, or changes in regional or local economic conditions specific to entertainment industry segments which could result in losses to us.

In the event of cost overruns or exigencies, the company may need to obtain a GAP Loan (mezzanine debt financing where the company wishes to complete the production by securing a loan against unsold territories) and/or tax credit loans secured by state tax credit rebates. These loans are subject to risks and terms. The ability of the company to repay a loan secured by state tax rebate or credit typically is dependent primarily upon the successful operation and revenues of the entertainment production rather than upon the existence of independent income or assets of the company. If the state tax rebates or credit is reduced or discontinued, the company’s ability to repay the loan may be impaired and can be affected by, among other things: changes in laws that increase production expenses or limit tax reimbursement that may be awarded, changes in national, regional or local economic conditions and/or specific entertainment industry segments, declines in regional or local real estate values, and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances.

Current Version

•	have sufficient knowledge and experience to make a meaningful evaluation of our Company and our businesses, the merits and risks of investing in the shares and the information contained in this Information Statement.

•	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of our particular financial situation, an investment in the shares and the impact the shares will have on our overall investment portfolio.

•	have sufficient financial resources and liquidity to bear all the risks of an investment in the shares, including where the currency for purchasing and receiving dividends on the shares is different from the potential investor’s currency.

•	understand and be familiar with the behavior of any relevant financial markets; and,

•	be able to evaluate (either alone or with the help of a financial advisor) possible scenarios for economic, interest rate and other factors that may affect our investment and our ability to bear the applicable risks.

Amended Version

•	have sufficient knowledge and experience to make a meaningful evaluation of our Company and our businesses, the merits and risks of investing in the shares and the information contained in this Information Statement.

•	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of our particular financial situation, an investment in the shares and the impact the shares will have on our overall production capability.

•	have sufficient financial resources and liquidity to bear all the risks of an investment in the shares, including where the currency for purchasing and receiving dividends on the shares is different from the potential investor’s currency.

•	understand and be familiar with the behavior of any relevant financial markets; and,

•	be able to evaluate (either alone or with the help of a financial advisor) possible scenarios for economic, interest rate and other factors that may affect our investment and our ability to bear the applicable risks.

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Current Version

In the event the Company does not sell all shares offered hereby, it intends to reduce the allocation to working capital. Once no proceeds are available for allocation to working capital reserves, the Company intends to proportionately reduce the amount of proceeds allocated to each other category above, which are listed in order of priority.

The allocation of the use of proceeds among the categories of anticipated expenditures represents management’s best estimates based on the current status of the Company’s proposed operations, plans, investment objectives, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions of our business plan or the completion of less than the total offering, may cause the Company to modify the above-described allocation of proceeds. The Company’s use of proceeds may vary significantly in the event any of the Company’s assumptions prove inaccurate. We reserve the right to change the allocation of net proceeds from the offering as unanticipated events or opportunities arise.

Amended Version

In the event the Company does not sell all shares offered hereby, it intends to reduce the allocation to working capital. Once no proceeds are available for allocation to working capital reserves, the Company intends to proportionately reduce the amount of proceeds allocated to each other category above, which are listed in order of priority.

The allocation of the use of proceeds among the categories of anticipated expenditures represents management’s best estimates based on the current status of the Company’s proposed operations, plans, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions of our business plan or the completion of less than the total offering, may cause the Company to modify the above-described allocation of proceeds. The Company’s use of proceeds may vary significantly in the event any of the Company’s assumptions prove inaccurate. We reserve the right to change the allocation of net proceeds from the offering as unanticipated events or opportunities arise.

3. We note your revised disclosure that "the company recently closed its division and efforts pertaining to web3, NFT, and blockchain content distribution . . . ." However, your website, www.digitaldistrosolutions.com, continues to refer to such division of your business. Please reconcile such inconsistency.

No change was made to the Registration Statement.  The website was changed to reconcile with the Registration Statement.

Sincerely,

Stephen Mills, Esq.

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